UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FISCHER-WATT GOLD COMPANY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337730 10 5
(CUSIP Number)

Peter Bojtos 2582 Taft Court Lakewood, CO 80215 (303) 232-0292
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

March 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 337730 10 5	Page 2 of 5

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only) Peter Bojtos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,110,567 (1)
	8	SHARED VOTING POWER 1,000,000 (2)
	9	SOLE DISPOSITIVE POWER 12,110,567 (1)
	10	SHARED DISPOSITIVE POWER 1,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,110,567 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Includes 10,110,567 shares beneficially owned and 2,000,000 shares underlying outstanding stock options which are exercisable within 60 days.

(2)  Includes 1,000,000 shares owned by the Reporting Person's spouse, as to which shares the Reporting Person may be deemed to have beneficial ownership.

(3)  Percentage calculated on the basis of 141,062,125 shares of the Issuer's common stock issued and outstanding which includes: (1) 139,062,125 shares of common stock issued and outstanding as of the date hereof; and (2) 2,000,000 stock options issued to the Reporting Person which are immediately exercisable for shares of Common Stock.

CUSIP No. 337730 10 5	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share, ("Common Stock") of Fischer-Watt Gold Company, Inc., a corporation organized under the laws of the state of Nevada (the "Issuer"). The Issuer's principal executive offices are located at 2186 S. Holly Street, Suite 104, Denver, CO 80222.

ITEM 2.	IDENTITY AND BACKGROUND

Information as to the person filing this Schedule 13D is as follows:

(a)  This Schedule 13D is filed by Peter Bojtos.

(b) and (c)  The Reporting Person's residence address is 2582 Taft Court, Lakewood, CO 80215. The Reporting Person resigned as President, Chief Executive Officer and a Director of the Issuer on March 19, 2012, as a result of the closing of the Stock Purchase Agreement (defined and described in Item 4 below).  The Reporting Person has an extensive background in the mining industry, with over 35 years in exploration, production and corporate management. He is currently a director of several other natural resource companies.

(d) and (e)  The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of Canada and a resident of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 14, 2012, the Reporting Person’s percentage ownership in the Issuer decreased due to the closing of the Stock Purchase Agreement with New Fork Uranium Corporation (as defined and described in Item 4 below).

ITEM 4.	PURPOSE OF TRANSACTION

On March 14, 2012, the Issuer and the Shareholders of New Fork Uranium Corporation, a Wyoming corporation (“New Fork”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) whereby the shareholders of New Fork sold all of the issued and outstanding shares of New Fork to the Issuer in exchange for the issuance to the shareholders of an aggregate of 50,000,000 shares of common stock, $.001 par value, of the Issuer.  The Issuer filed a Report on Form 8-K with the Securities and Exchange Commission on March 20, 2012 reporting the Stock Purchase Agreement transaction, which filing included the Stock Purchase Agreement as Exhibit 10.1 to the Form 8-K.

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The 50,000,000 shares of common stock of the Company issued pursuant to the Stock Purchase Agreement were issued pro rata to all of the shareholders of New Fork on the basis of 0.877192983 share of the Company’s common stock for each outstanding New Fork share of common stock issued and outstanding on the effective date of the Stock Purchase Agreement.

As a result of the closing of the Stock Purchase Agreement, the Reporting Person’s percentage ownership of shares of the Issuer decreased to 9.3%.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  any extraordinary corporate transaction, such as a merger, reorganization   or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is the beneficial owner of 13,110,567 shares of Common Stock, which represents approximately 9.29% of the Common Stock of the Issuer (based on the number of shares outstanding as of the date hereof).

CUSIP No. 337730 10 5	Page 5 of 5

In accordance with Rule 13d-3 of the Securities Exchange Act, the beneficially owned shares and the shares deemed outstanding include 2,000,000 shares that the Reporting Person may acquire within the next sixty days pursuant to exercisable options. In addition, such amount includes 1,000,000 shares owned by Reporting Person’s spouse, as to which share the Reporting Person may be deemed to have beneficial ownership.

 (b)  The Reporting Person has sole voting power over 12,110,567 shares, which includes shares subject to options exercisable within sixty days.

The Reporting Person has shared voting and dispositive power over 1,000,000 shares, which shares are owned by the Reporting Persons spouse.

(c)  The Reporting Person has received shares of the Common Stock of the Issuer in the following transactions during the past 60 days:

Date	Type of Transaction	Number of Shares	Price Per Share Underlying Each Stock Option
3/19/2012	Issuance of Stock Options by Issuer	500,000	$0.06

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2012	/s/ Peter Bojtos
Peter Bojtos